Exhibit 7

GROWN ROGUE INTERNATIONAL INC.
LETTER OF TRANSMITTAL

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Shareholders”) of common shares (the “Common Shares”) in the capital of Grown Rogue International Inc. (the “Corporation”) for the purpose of the Share Amendment (as defined below) referenced in the notice of annual general and special meeting of shareholders and information circular of the Corporation dated May 14, 2024 (the “Circular”), prepared in connection with the annual general and special meeting of Shareholders to be held on June 24, 2024, or any adjournment(s) or postponement(s) thereof (the “Meeting”), which accompanies this Letter of Transmittal and is available under the Corporation’s profile on SEDAR at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Circular. You are encouraged to carefully review the Circular in its entirety.

In order to minimize the proportion of the outstanding voting securities of the Corporation that are held by “U.S. persons” for purposes of determining whether the Corporation is a “foreign private issuer” under United States securities laws, the Corporation intends to redesignate the issued and outstanding Common Shares as subordinate voting shares (the “Share Amendment” and each such share on a post-Share Amendment basis, being a “Subordinate Voting Share”).

Shortly following the Meeting, if the Share Amendment Resolution is passed, the Corporation intends to make the necessary filings to give effect to the Share Amendment. In order to receive the Subordinate Voting Shares to which a Shareholder is entitled pursuant to the Share Amendment, each Shareholder must forward by personal delivery or by registered mail a properly completed Letter of Transmittal accompanied by the share certificate(s) representing their existing Common Shares, if applicable, to Capital Transfer Agency (the “Depositary”).

The instructions accompanying this Letter of Transmittal specify certain signature guarantees and additional documents that Shareholders may be required to provide with this Letter of Transmittal. Shareholders may, upon request, be required to execute any additional documents deemed by the Depositary or the Corporation, at their discretion, to be reasonably necessary or desirable to complete the deposit and cancellation of their existing Common Shares in exchange for the Subordinate Voting Shares.

Until surrendered, each certificate which immediately prior to the effective time of the Share Amendment represented Common Shares will be deemed, at any time after the effective time of the Share Amendment, to represent the number of Subordinate Voting Shares to which such Shareholder is entitled as a result of the Share Amendment.

This Letter of Transmittal is for use by registered Shareholders only and is not to be used by beneficial (non- registered) holders of Common Shares (“Beneficial Holders”). Beneficial Holders do not have Common Shares registered in their name, but hold their Common Shares through an intermediary, which include, among others, banks, trust companies, securities dealers, brokers or financial advisors. If you are a Beneficial Shareholder, you should contact your intermediary for instructions and assistance in depositing your Common Shares.

GROWN ROGUE INTERNATIONAL INC.
LETTER OF TRANSMITTAL

TO:	CAPITAL TRANSFER AGENCY (the “Depositary”)
AND TO:	GROWN ROGUE INTERNATIONAL INC. (the “Corporation”)

The undersigned has reviewed the Circular, and represents and warrants that (i) the undersigned is the registered owner of the number of Common Shares described below (the “Deposited Shares”), which Common Shares are represented by the share certificate(s) described below and delivered herewith, (ii) the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, (iii) the undersigned has full power and authority to herewith deposit such Common Shares, (iv) the surrender of the Deposited Shares complies with all applicable laws and (v) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate.

Certificate Number	Number of Common Shares	Registered in the Name of

(Attach additional list if the space above is insufficient)

The above-listed share certificates are hereby surrendered in exchange for certificates representing Subordinate Voting Shares of the Corporation on the basis of one Subordinate Voting Share for each pre-Share Amendment Common Share.

The undersigned irrevocably constitutes and appoints the Depositary, each officer and director of the Corporation, and any other person designated by the Corporation in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares and any distributions on such securities with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Deposited Shares for Subordinate Voting Shares on the securities register of the Corporation. The undersigned acknowledges and agrees that the issuance and delivery of the appropriate number of Subordinate Voting Shares in accordance with the instructions set out below and the information contained in the Circular will completely discharge any and all obligations of the Corporation and the Depositary with respect to the matters contemplated by this Letter of Transmittal. Unless the Share Amendment is not implemented, the deposit of Deposited Shares pursuant to this Letter of Transmittal is irrevocable. The representations, warranties, covenants, acknowledgements and agreements contained herein shall survive the completion of the Share Amendment. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

It is understood that the undersigned will not receive the Subordinate Voting Shares in exchange for the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth in this Letter of Transmittal, together with a duly completed and signed Letter of Transmittal and all other required documents, if any, and until the same are processed by the Depositary (which shall not occur until after the effective time of the Share Amendment).

If the Share Amendment is not implemented for any reason, the enclosed certificate(s) representing Common Shares and all other ancillary documents received by the Depositary will be returned forthwith to the undersigned all in accordance with the instructions set out below.

The undersigned authorizes and directs the Depositary to issue the certificate(s) for the Subordinate Voting Shares to which the undersigned is entitled as indicated below and to mail such certificate(s) to the address indicated below or, if no instructions are given, in the name and to the address of the undersigned as the same appears on the books of the Depository.

BOX A ISSUANCE INSTRUCTIONS	BOX B DELIVERY INSTRUCTIONS

☐ Issue Subordinate Voting Shares in the name of: (please print or type):	☐ Same address as Box A; or

☐ Hold for pick-up at the offices of the Depository; or
(Name)
☐ Deliver as follows:

(Street Address and Number)

(City and Province or State)	(Name)

(Country and Postal (Zip) Code)	(Street Address and Number)

(Telephone — Business Hours)	(City and Province or State)

(E-mail Address)	(Country and Postal (Zip) Code)

BOX C EXECUTION	BOX D SIGNATURE GUARANTEE

THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED	Complete if any Subordinate Voting Shares are to be issued in a name that differs from the name of the registered holder appearing on the certificates representing the Deposited Shares.

(Date)	(Date)

(Signature of Shareholder or authorized representative)	(Signature)

(Name of Shareholder)	(Name)

(Name of authorized representative, if applicable)	(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

Signature guaranteed by:

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INSTRUCTIONS

1.	Unless defined in this Letter of Transmittal or these instructions, capitalized terms have the meaning ascribed thereto in the management information circular of the Corporation dated May 14, 2024 (the “Circular”).

2.	Shareholders should refer to the Circular for particulars of the Share Amendment.

3.	Each registered holder of Common Shares must deliver the Letter of Transmittal completed and signed, together with their certificate(s) to the office of the Depository set out in Instruction 9 below. The method of delivery of the Common Share certificate(s) is at the option and risk of the holder of Common Shares. It is recommended such documents be delivered by hand to the Depository and a receipt obtained. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Depository at the office set out below.

4.	All questions as to the validity, form and acceptance of any Deposited Shares will be determined by the Corporation in its absolute discretion and such determination shall be final and binding. The Corporation reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or any accompanying documents received by it.

5.	Each registered holder of Common Shares must fill in the delivery instructions in Box B and sign and date this Letter of Transmittal in Box C. If Box B is not completed, the certificate(s) representing Subordinate Voting Shares will be mailed to the Shareholder’s address recorded on the books of the Depository.

6.	If no change in the name of the registered holder appearing on the existing Common Share certificate(s) is desired but more than one new certificate is to be issued in that name, a holder should also fill out Box A of this Letter of Transmittal. Any holder who does not fill out Box A will receive one certificate representing Subordinate Voting Shares for each certificate representing Deposited Shares delivered herewith. No charge will be made for one new replacement certificate but where more than one certificate is requested, a charge of $21.00 (plus HST) will be levied for each additional certificate. Payment must be submitted by cheque, bank draft or money order at the time the Deposited Shares are surrendered with this Letter of Transmittal, payable to Capital Transfer Agency.

7.	A registered holder of Common Shares who wishes to have the certificate(s) representing Subordinate Voting Shares registered in the name of a person other than the registered holder must complete Boxes A and B of the Letter of Transmittal, and must endorse the existing Common Share certificate(s), or submit a share transfer power of attorney form duly and properly completed, delivered with the Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed in Box D by a Canadian Schedule 1 chartered bank, or a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP).

8.	Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of authority to act satisfactory to the Depository.

9.	Office of Depositary:	Capital Transfer Agency 390 Bay Street, Suite 920 Toronto, ON M5H 2Y2

10.	If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to the Depository at the address set out in Instruction 9 above, together with correspondence stating that the original certificate has been lost. The Depository will forward appropriate documentation.

11.	Any questions should be directed to the Depositary at 1 (416) 350-5007 or by sending an email to info@capitaltransferagency.com. You may also contact your lawyer or other professional advisor for assistance concerning the completion of this Letter of Transmittal.

To receive certificates representing Subordinate Voting Shares, you must complete this Letter of Transmittal and deliver it and your existing Common Share certificate(s), and all other required documents, to Capital Transfer Agency.

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